UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File Number 1-9700

A. Full title and address of the Plan, if different from that of the issuer named below:

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
211 Main Street
San Francisco, CA 94105

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION
211 Main Street
San Francisco, CA 94105

Manually Signed

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two fiscal years ended December 31, 2011 and 2010, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein.

EXHIBIT

The consent of Deloitte & Touche LLP is attached hereto as Exhibit 23.1.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee of the SchwabPlan Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date: June 19, 2012

By: ______________________________

Jay L. Allen
Executive Vice President —
Human Resources and Employee Services

SchwabPlan®
Retirement Savings and Investment Plan

Financial Statements for the Years Ended December 31, 2011 and 2010, Supplemental Schedule as of December 31, 2011 and Report of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee and Participants of
SchwabPlan Retirement Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of SchwabPlan Retirement Savings and Investment Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 19, 2012

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,	2011	2010
Assets		
Investments – at fair value or amounts that approximate fair value:		
Mutual and other funds	$ 801,513,673	$ 838,148,492
Self-directed brokerage accounts	372,422,525	382,065,323
Common stock funds of The Charles Schwab Corporation	276,239,072	439,957,751
Collective trust funds	267,051,052	245,686,413
Total investments	1,717,226,322	1,905,857,979
Receivables:		
Employer contributions	53,461,893	50,243,606
Participant notes receivable	42,700,522	41,889,432
Due from broker for investments sold	3,685,060	4,542,558
Accrued dividends and interest	127,491	95,545
Total receivables	99,974,966	96,771,141
Total assets	1,817,201,288	2,002,629,120
Liabilities		
Due to broker for investments purchased	4,118,865	5,589,883
Net Assets Reflecting Investments at Fair Value or Amounts that Approximate Fair Value	$ 1,813,082,423	$ 1,997,039,237
Adjustment from fair value to contract value for fully benefit-responsive Charles Schwab Stable Value Fund	(3,413,939)	(3,276,590)
Net Assets Available for Benefits	$ 1,809,668,484	$ 1,993,762,647

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,	2011	2010
Additions to Net Assets Available for Benefits		
Investment income:		
Dividends and interest	$ 30,596,302	$ 28,899,363
Net (depreciation) appreciation in fair value of investments:		
Mutual and other funds:		
Large-cap stock funds	(14,532,733)	40,056,756
Small/Mid-cap stock funds	(7,224,403)	35,794,982
International stock funds	(25,952,580)	10,223,566
Bond funds	984,714	(93,921)
Total mutual and other funds	(46,725,002)	85,981,383
Self-directed brokerage accounts	(26,985,421)	35,744,900
Common stock funds of The Charles Schwab Corporation		
Schwab 401(k) Equity Unit Fund	(81,365,430)	(25,145,844)
Schwab ESOP Equity Unit Fund	(61,018,289)	(20,825,916)
Total common stock funds of The Charles Schwab Corporation	(142,383,719)	(45,971,760)
Collective trust funds:		
Charles Schwab Stable Value Fund	5,768,706	3,456,760
Schwab Managed Retirement Trust Funds	(3,848,349)	16,233,112
Total collective trust funds	1,920,357	19,689,872
Total net investment (loss) income	(183,577,483)	124,343,758
Contributions:		
Participants' salary deferral and rollover	104,559,187	99,162,915
Net employer contributions	53,344,920	50,109,789
Total contributions	157,904,107	149,272,704
Interest income on participant notes receivable	1,528,970	1,621,722
Total (deductions) additions to net assets available for benefits	(24,144,406)	275,238,184
Deductions from Net Assets Available for Benefits		
Distributions to participants	(159,949,757)	(178,627,498)
(Decrease) Increase in Net Assets	(184,094,163)	96,610,686
Net Assets Available for Benefits		
Beginning of year	1,993,762,647	1,897,151,961
End of year	$ 1,809,668,484	$ 1,993,762,647

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

1. PLAN DESCRIPTION

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2011, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a 401(k) salary deferral program (generally defined as an employee stock ownership plan with a cash or deferred arrangement) sponsored by The Charles Schwab Corporation (CSC) and covers all eligible employees of CSC and participating affiliates.

The Charles Schwab Trust Company (CSTC) serves as trustee of the Plan. CSTC is a division of Charles Schwab Bank, a depository institution subsidiary of CSC. A purchasing agent, designated by CSTC, acts as the agent of CSTC with respect to purchases and sales of CSC common stock held by the Plan.

401(k) Salary Deferral Program—Eligible employees may participate in the 401(k) salary deferral program on the first day of the fourth calendar month following their dates of hire (or, in the case of eligible employees whose service commences on the first day or business day of a month, the first day of the third calendar month following their commencement of service). Participants may elect to have up to 50 percent of their eligible compensation (generally defined as wages as reported on Form W-2) contributed directly to the Plan, not to exceed the limit on 401(k) deferrals under the Internal Revenue Code (IRC) ($16,500 for both 2011 and 2010). Such contributions are not currently taxable to participants and may be matched by CSC's contribution (Basic Match) equal to 200 percent of the first $250 of salary deferred plus 100 percent of salary deferred thereafter, up to a maximum of five percent of eligible compensation. The Plan also permits eligible participants who will reach age 50 before the end of the Plan year and eligible participants older than age 50 to make catch-up contributions up to 50 percent of their eligible compensation subject to the limit on catch-up contributions under section 414(v) of the IRC ($5,500 for both 2011 and 2010). Catch-up contributions are not eligible for the Basic Match. The Basic Match contribution was provided by CSC in 2011 and 2010.

Employees eligible to participate in the 401(k) salary deferral program are eligible to elect and make Roth 401(k) contributions, which are made on an after-tax basis. Combined pre-tax contributions and Roth 401(k) contributions may not exceed the limit on 401(k) deferrals under the IRC. CSC may match Roth 401(k) contributions in the same manner as the pre-tax 401(k) Basic Match. Any of CSC's Roth 401(k) match contributions are made on a pre-tax basis and will be taxed to the participant upon distribution from the Plan.

At the discretion of CSC, an additional contribution (Profit Contribution) based on CSC's performance may also be made. No Profit Contribution was made by CSC in 2011 or 2010.

CSC's Basic Match and Profit Contribution, if any, are made in the first quarter of the subsequent year. A participant must be an eligible employee on the last workday of the year to receive a Basic Match or Profit Contribution for that Plan year. However, if a participant terminates employment during the year due to death, retirement or disability as defined in the Plan, the participant is eligible to receive the Basic Match and the Profit Contribution for that Plan year, if made. The Basic Match allocation will be based on the participant's salary deferral contribution and eligible compensation while an employee during the Plan year. The Profit Contribution allocation will be based on eligible compensation while an employee during the Plan year.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant's contribution, the Basic Match, and the Profit Contribution, if any. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options—Participants have 13 core investment options, which include common stock funds of CSC and mutual and other funds that cover stocks and bonds.

Additionally, CSC provides a set of collective trust funds – Schwab Managed Retirement Trust Funds™. The Schwab Managed Retirement Trust Funds are designed to provide a single investment solution that is adjusted over time to meet participants' changing risks and return objectives as they near retirement. The Schwab Managed Retirement Trust Funds are diversified across multiple asset classes, including commodities, large-cap equities, mid-cap equities, small-cap equities, international equities, fixed income, treasury inflation protected securities, real estate investment trusts, stable value funds, and money market funds. As of December 31, 2011, CSC also provided the Charles Schwab Stable Value Fund, a collective trust fund which was terminated on April 30, 2012.

CSC also provides a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA), which offers participants additional investment choices beyond the collective trust funds and core investment options. Participants are responsible for paying trading fees and commissions in their PCRAs. PCRA investments are regulated by the Employee Retirement Income Security Act of 1974 (ERISA), and CSC policies. Participants may choose to invest all or part of their Plan balance in a PCRA.

Participants may invest their 401(k) contributions or rebalance their accounts in any or all of these options in increments of one percent.

Participant Notes Receivable—Participants may borrow a minimum of $1,000 up to a maximum of 50 percent of their 401(k) account balances or $50,000, whichever is less. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant's account and bears interest at a rate equal to the prime rate, at the time the loan application is made, plus one percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting—Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match, and investment earnings on these amounts. Participants are fully vested in the value of any discretionary Profit Contribution after four years of service. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions—A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including on account of death, disability, or retirement. Distributions may be made only in the form of a single lump sum, unless the participant is receiving a minimum required distribution as defined in the Plan. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. The Plan also allows a terminating participant to receive a distribution in-kind to a Charles Schwab & Co., Inc. brokerage account, for certain mutual fund shares instead of cash, and permits a terminating participant to elect to receive, in cash or in-kind, the value of his or her account in the Plan that had been invested in CSC's common stock through investment in CSC's unitized stock funds.

Forfeitures—Participants forfeit any nonvested portion of their discretionary Profit Contribution if the participant terminates employment for any reason other than death, disability, or retirement. Retirement is defined as the earlier of age 55 with ten years of service or age 65 (age 50 with seven years of service for participants who were participating in the Plan as of December 31, 2008). Forfeitures of any discretionary profit contributions arising during the plan year are generally used to reduce the amount of the employer contribution for that year. The forfeited amount may be restored if the participant is rehired, depending upon the circumstances. During 2011 and 2010, the forfeiture amounts used to reduce the employer contribution were not material.

Administrative Expenses—The Plan document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC. During 2011 and 2010, substantially all such fees and expenses were paid by CSC. Certain administrative functions are performed by officers or employees of CSC. No such officer or employee receives compensation from the Plan.

Termination of the Plan—CSC has the right under the Plan Document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants' account balances will become fully vested and will be distributed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results may differ from those estimates. Certain prior-period amounts have been reclassified to conform to the current period presentation.

Risks and Uncertainties—The investments of the Plan are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investments—The Plan's investments are generally stated at fair value. CSC's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual and other funds and collective trust funds are valued at the quoted net asset value of shares held by the Plan or using quoted prices of the underlying investments of these funds at year end. Investments held in a PCRA are valued at quoted market prices at year end.

The Plan's investment in the Charles Schwab Stable Value Fund is a pooled investment fund of primarily insurance-like contracts (wrap contracts), which meet the definition of benefit responsiveness. At December 31, 2011 and 2010, the investment in the Charles Schwab Stable Value Fund is included at fair value in collective trust funds in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

Management fees and operating expenses charged to the Plan for investments in mutual and other funds and collective trust funds are deducted from income earned by such investments on a daily basis and are not separately disclosed on the statements of changes in net assets available for benefits.

Participant Notes Receivable—Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document and are reported as taxable income to the participant regardless of whether the loan amount was provided from pre-tax or after-tax accounts.

3. INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets available for benefits:

	December 31, 2011	December 31, 2010
* Common stock funds of The Charles Schwab Corporation 24,353,844 shares and 25,500,159 shares, respectively	$ 276,239,072	$ 439,957,751
Dodge & Cox Stock Fund—1,405,428 and 1,462,432 shares, respectively	$ 142,847,751	$ 157,591,701
** Charles Schwab Stable Value Fund—6,468,975 and 6,476,573 shares, respectively	$ 135,978,114	$ 130,294,488
** Schwab S&P 500 Index Fund—6,083,814 and 5,388,811 shares, respectively	$ 119,060,231	$ 105,459,028
PIMCO Total Return Institutional Fund—9,587,582 and 9,359,316 shares, respectively	$ 104,520,408	$ 101,880,633
American Funds Growth Fund of America—3,216,952 and 3,476,504 R6 shares, respectively	$ 92,390,869	$ 105,824,781
American Funds Europacific Growth Fund of America—2,572,372 shares and 2,848,572 R6 shares, respectively	$ 90,367,421 (1)	$ 117,845,415

(1) This investment represented less than five percent of the Plan's net assets available for benefits at the respective date.
* A party in interest as defined by ERISA.
** Managed by a party in interest as defined by ERISA.

4. CHARLES SCHWAB STABLE VALUE FUND — FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

Nature of investment contracts—The Charles Schwab Stable Value Fund (the Fund) invests in a wrap contract. In a wrap contract, the underlying investments are owned by the Fund and held in trust for the Plan's participants. The Fund purchases an insurance wrap contract from a high-quality insurance company or bank. The wrap contract amortizes the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrap contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Interest crediting rate—Wrap contracts' interest crediting rates are typically reset on a monthly basis. While there may be slight variations from one contract to another, most wrap contracts use a formula that is based on the characteristics of the underlying portfolio of bonds:

$$CR = [(1+YTM) \times (FV/CV)^{1/Dur} - 1] - F$$

Where:

CR	=	Contract interest crediting rate
YTM	=	Yield to maturity of underlying bonds
FV	=	Fair value of underlying bonds
CV	=	Contract value (principal plus accrued interest)
Dur	=	Duration of the portfolio
F	=	Wrap contract fees

Because changes in market interest rates affect the yield to maturity and the fair value of the underlying bonds, they can have a material impact on the contract's interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the fair value liquidation of the underlying bonds, which also impacts the interest crediting rate. The resulting gains and losses in the fair value of the underlying bonds relative to the contract value are represented on the statements of net assets available for benefits as the "Adjustment from fair value to contract value for fully benefit-responsive Charles Schwab Stable Value Fund." If the adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the fair value of the underlying bonds. The embedded fair value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value of the underlying bonds. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrap contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero, the wrap issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that Plan participants' principal and accrued interest will be protected.

The key factors that influence future interest crediting rates for a wrap contract include:

- The level of market interest rates
- The amount and timing of participant contributions, transfers, and withdrawals into and out of the contract
- The investment returns generated by the bonds that back the wrap contract
- The duration of the underlying investments backing the contract

Events affecting contracts—The investment contracts for the Fund are all fully benefit-responsive at contract value. Participant-directed withdrawals in accordance with the Plan are payable at contract value even if the withdrawal is precipitated by an employer-initiated event, so long as the employee experiences a bona fide job loss. In the event of a spin-off or sale of a division where the employee does not experience a bona fide job loss, the issuer will make a clone contract available to the successor employer's plan.

In the event that the Plan is terminated, there is a material adverse change to the provisions of the Plan, or the employer elects to withdraw from a contract in order to switch to a different investment provider, the amount withdrawn from the contract would be payable at fair value rather than at contract value.

There are no known circumstances that would limit the ability of the Fund to transact at contract value with the Plan's participants.

The contracts for the Fund limit the circumstances under which the issuer of the wrap contract may unilaterally terminate the contract. The issuer may terminate the contract upon short notice upon the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the issuer could terminate the wrap contract at the fair value of the underlying bonds.

In all other circumstances, the contracts for the Fund permit the issuer to terminate their contract responsibilities only upon two to three years notice. Either the Fund can use this period to find a replacement wrap contract, or it can elect to change the investment strategy of the underlying investments to provide for a winding down of the issuer's responsibilities at contract value over time.

Average Yield—The average yield earned by the entire Fund, which is calculated by dividing the annualized earnings of all investments in the Fund (irrespective of the interest rate credited to the Plan's participants in the Fund) by the fair value of all investments in the Fund, for the years ended December 31, 2011 and 2010, was 1.53% and 2.26%, respectively. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for the years ended December 31, 2011 and 2010, was 4.59% and 2.73%, respectively. The elevated yield for the year ended December 31, 2011, was due to the accelerated distribution of gains through the crediting rate beginning December 1, 2011, to prepare for the termination of the Fund, which was terminated on April 30, 2012.

5. FAIR VALUE MEASUREMENTS

The Plan classifies its investments into three levels: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. The Plan did not have any investments utilizing Level 3 inputs as of December 31, 2011 or 2010. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no transfers in or out of Levels 1, 2, or 3, for the years ended December 31, 2011 or 2010.

When available, the Plan uses quoted prices in active markets to measure the fair value of assets. When quoted prices do not exist, the Plan uses quoted prices for similar securities and valuations provided by alternative pricing sources supported by observable inputs, such as interest rates, prepayment speeds, credit risk, and illiquidity and/or non-transferability discounts. Investments classified as Level 2 include positions that are not traded in active markets and/or are subject to transfer restrictions. The Plan's Level 2 investments include collective trust funds, certain investments within self-directed brokerage accounts, and other funds. The Plan did not adjust any valuations to reflect entity-specific illiquidity or non-transferability at December 31, 2011 or 2010.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value:

December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Investments:				
Mutual and other funds:				
Large-cap stock funds	$ 354,298,851	$ -	$ -	$ 354,298,851
Small/Mid-cap stock funds	56,246,123	115,230,182	-	171,476,305
International stock funds	143,350,239	-	-	143,350,239
Bond funds	132,388,278	-	-	132,388,278
Total mutual and other funds	686,283,491	115,230,182	-	801,513,673
Self-directed brokerage accounts:				
Common stock	115,991,245	266,356	-	116,257,601
Mutual funds	105,555,935	980	-	105,556,915
Cash equivalents	85,862,681	2,248,108	-	88,110,789
Unit investment trusts	55,155,954	-	-	55,155,954
Corporate debt securities	-	2,403,397	-	2,403,397
Other assets	1,776,400	3,161,469	-	4,937,869
Total self-directed brokerage accounts	364,342,215	8,080,310	-	372,422,525
Common stock funds of The Charles Schwab Corporation:				
Schwab 401(k) Equity Unit Fund	158,190,686	-	-	158,190,686
Schwab ESOP Equity Unit Fund	118,048,386	-	-	118,048,386
Total common stock funds of The Charles Schwab Corporation	276,239,072	-	-	276,239,072
Collective trust funds:				
Charles Schwab Stable Value Fund	-	135,978,114	-	135,978,114
Schwab Managed Retirement Trust Funds	-	131,072,938	-	131,072,938
Total collective trust funds	-	267,051,052	-	267,051,052
Total investments at fair value	$ 1,326,864,778	$ 390,361,544	$ -	$ 1,717,226,322

December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Investments:				
Mutual and other funds:				
Large-cap stock funds	$ 368,875,510	$ -	$ -	$ 368,875,510
Small/Mid-cap stock funds	60,444,326	121,683,541	-	182,127,867
International stock funds	166,393,911	-	-	166,393,911
Bond funds	120,751,204	-	-	120,751,204
Total mutual and other funds	716,464,951	121,683,541	-	838,148,492
Self-directed brokerage accounts:				
Common stock	120,494,977	1,450,263	-	121,945,240
Mutual funds	108,827,468	10,337,130	-	119,164,598
Cash equivalents	80,298,588	2,932,004	-	83,230,592
Unit investment trusts	50,934,878	-	-	50,934,878
Corporate debt securities	-	2,862,109	-	2,862,109
Other assets	3,026,571	901,335	-	3,927,906
Total self-directed brokerage accounts	363,582,482	18,482,841	-	382,065,323
Common stock funds of The Charles Schwab Corporation:				
Schwab 401(k) Equity Unit Fund	247,673,073	-	-	247,673,073
Schwab ESOP Equity Unit Fund	192,284,678	-	-	192,284,678
Total common stock funds of The Charles Schwab Corporation	439,957,751	-	-	439,957,751
Collective trust funds:				
Charles Schwab Stable Value Fund	-	130,294,488	-	130,294,488
Schwab Managed Retirement Trust Funds	-	115,391,925	-	115,391,925
Total collective trust funds	-	245,686,413	-	245,686,413
Total investments at fair value	$ 1,520,005,184	$ 385,852,795	$ -	$ 1,905,857,979

Certain of the Plan's investments at fair value have been estimated using the net asset value per share of the investment. Plan participants had the ability to redeem those investments with the investee at net asset value per share at December 31, 2011 and 2010. There were no unfunded commitments, normal course of business redemption restrictions, or other redemption restrictions on those investments at December 31, 2011 or 2010.

6. TAX STATUS

The Internal Revenue Service (IRS) determined, and informed CSC in a letter dated May 25, 2007, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan and related trust are currently being operated in compliance with those sections. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan applied for a new IRS determination letter on October 31, 2011, which has not yet been received by the Plan.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, including CSC common stock, are held in trust by CSTC. The dividend income earned on the CSC common stock held by the Plan was $5,936,555 and $6,300,733 for 2011 and 2010, respectively.

CSC contributions are held by CSTC, which invests cash received, interest, and dividend income and makes distributions to participants in shares or cash value, as directed by the participants.

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. The day-to-day operation of the Plan involves expenses for basic administrative services, such as plan record keeping, accounting, and legal and trustee services, which are necessary for administering the Plan as a whole. Additional services, such as telephone voice response systems, access to a customer service representative, educational seminars, retirement planning software, investment advice, electronic access to plan information, daily valuation and online transactions, can result in additional administrative expenses. In some instances, the costs of administrative services will be covered by investment fees that are deducted directly from investment returns of the investments in the Plan. Otherwise, if administrative costs are separately charged, they will be borne either by CSC or charged directly against the assets of the Plan. Currently, direct administrative costs of the Plan not covered by investment fees are paid by CSC.

Subsidiaries of CSC also provide investment management services related to several plan investments, including the common stock of CSC.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$ 1,809,668,484	$ 1,993,762,647
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund	3,413,939	3,276,590
Net assets available for benefits per the Form 5500	$ 1,813,082,423	$ 1,997,039,237

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

Decrease in net assets available for benefits per the financial statements	$ (184,094,163)
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund — December 31, 2011	3,413,939
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund — December 31, 2010	(3,276,590)
Decrease in net assets available for benefits per Form 5500	$ (183,956,814)

* * * * * *

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
(EIN: 94–3025021; PN 002)

**FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011**

(a)	(b) Identity of Issue	(c) Shares or Par Value	(d) Cost	(e) Current Value
	COMMON STOCK FUNDS OF THE CHARLES SCHWAB CORPORATION:			
*	Schwab 401(k) Equity Unit Fund	13,960,744	$ 187,815,687	$ 158,190,686
*	Schwab ESOP Equity Unit Fund	10,393,100	38,079,596	118,048,386
	Total common stock funds of The Charles Schwab Corporation	24,353,844	225,895,283	276,239,072
	MUTUAL AND OTHER FUNDS:			
	Dodge & Cox Stock Fund	1,405,428	160,264,338	142,847,751
**	Schwab S&P 500 Index Fund	6,083,814	105,448,462	119,060,231
	PIMCO Total Return Institutional Fund	9,587,582	102,907,830	104,520,408
	American Funds Growth Fund of America – R6 Shares	3,216,952	84,817,883	92,390,869
	American Funds Europacific Growth Fund of America – R6 Shares	2,572,372	92,748,428	90,367,421
	Rainier Small/Mid Cap Equity Portfolio Fund	6,829,296	65,480,663	69,658,817
**	Schwab Small-Cap Index Select Fund®	2,958,765	53,158,383	56,246,123
	TS&W Small/Mid Cap Value Strategy	3,462,870	36,793,072	45,571,365
**	Schwab International Index Select Fund®	2,436,402	40,823,698	35,595,836
	Vanguard Total Bond Market Index Fund Institutional Shares	2,527,140	27,380,645	27,867,870
	Dodge & Cox International Stock Fund	594,630	21,402,580	17,386,982
	Total mutual and other funds	41,675,251	791,225,982	801,513,673
	SELF-DIRECTED BROKERAGE ACCOUNTS		383,568,805	372,422,525
	COLLECTIVE TRUST FUNDS:			
**	Charles Schwab Stable Value Fund	6,468,975	119,870,367	135,978,114
**	Schwab Managed Retirement Trust Fund 2020	1,740,028	28,906,699	30,346,096
**	Schwab Managed Retirement Trust Fund 2030	1,567,321	27,122,572	27,851,300
**	Schwab Managed Retirement Trust Fund 2040	1,526,171	26,331,723	26,936,922
**	Schwab Managed Retirement Trust Fund 2035	1,193,429	11,379,493	11,421,114
**	Schwab Managed Retirement Trust Fund 2025	857,833	8,318,056	8,466,814
**	Schwab Managed Retirement Trust Fund 2050	729,038	6,809,387	6,780,057
**	Schwab Managed Retirement Trust Fund 2045	676,886	6,059,487	6,091,975
**	Schwab Managed Retirement Trust Fund Income	377,315	4,706,734	5,108,840
**	Schwab Managed Retirement Trust Fund 2010	298,671	4,726,347	5,047,539
**	Schwab Managed Retirement Trust Fund 2015	289,768	2,911,337	3,022,281
	Total collective trust funds		247,142,202	267,051,052
*	PARTICIPANT NOTES RECEIVABLE: 5,421 loans with interest rates ranging from 4.25% to 10.50%, maturing through 2026		42,700,522	42,700,522
	TOTAL		$ 1,690,532,794	$ 1,759,926,844

* A party in interest as defined by ERISA
** Managed by a party in interest as defined by ERISA

Deloitte.

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-44793 and 333-71322 of The Charles Schwab Corporation on Form S-8 of our report dated June 19, 2012, relating to the financial statements and financial statement schedule of SchwabPlan Retirement Savings and Investment Plan, appearing in this Annual Report on Form 11-K of SchwabPlan Retirement Savings and Investment Plan for the year ended December 31, 2011.

Deloitte & Touche LLP

June 19, 2012